LEVELS

Your health, measured in real time



levelshealth.com New York, NY

Technology | B2C | Health & Fitness

Highlights

1. 143% compounding annual revenue growth, 1,327% in total from 2020 to 2023
2. $21M+ Revenue in 2023
3. $46M in equity capital raised to date, backed by leading VC firms including a16z, Trust, and Shrug
4. Maintained 2+ years of financial runway and $15.8m in cash on hand as of 12/31/2023
5. 60K+ total members have improved their metabolic health through Levels
6. 700M+ glucose data points collected (11,000 years of continuous data), 7M+ food logs captured
7. 468K+ email subscribers, 10M+ views on Youtube videos, 1.5M+ listens on podcast, 500+ blog articles
8. Featured in NY Times, WSJ, Forbes, Techcrunch, & 200+ podcast interviews

Our Team



Sam Corcos Co-founder, CEO

Background: Software engineer / Experience: Co-founder of Sightline Maps, CarDash (Y Combinator S17) / Credentials: Guest Lecturer at Stanford, Author of Learn Phoenix, Angel Investor



Josh Clemente Co-founder, President

Background: Hardware engineer / Experience: SpaceX, Hyperloop One / Credentials: CrossFit L2 Trainer, Angel Investor

Startup Team

We have a team of founders and startup operators with experience from some of the world's leading organizations in their fields.



POPULAR SCIENCE · Google · NFL · StubHub · JUST EAT · NIKE · zynga · Stanford MEDICINE

Within the next few years, we're going to be talking about the metabolic-health crisis in the same way that we currently talk about the opioid epidemic and cancer. This is the single

biggest health crisis in the world and has yet to penetrate the zeitgeist. – Sam Corcos

What we're working on



The Problem

🧑‍⚕️ **The metabolic health crisis is the leading crisis of our era**

- Preventable metabolic dysfunction impacts 93% of Americans and is linked to 9 out of the 10 leading causes of death in the US
- Diabetes and pre-diabetes alone cost Americans $404b per year
- 70% of the US population is overweight or obese
- US life expectancy has dropped for 3 consecutive years
- Many medical researchers now refer to the 4th leading cause of death – Alzheimer's Disease – as "Type 3 Diabetes"



Our Solution

📱 **Technology can mitigate the metabolic health crisis**

- Levels aims to solve the metabolic health crisis by providing the technology and information necessary for every individual to understand how their lifestyle choices affect their health in real-time, empowering optimized lifestyle decision-making.

"Levels is an immediate answer for the metabolic health crisis, the defining health crisis of our era. Both the health of our people and the fiscal solvency of our country are at stake -- Levels is a case study of the application of technology to both"
- Marc Andreessen, investor

Our Product

Your health, measured in real-time. Levels shows you how food impacts your body. Through data and insights we help you tailor your nutrition, sleep, and exercise to hit your health goals.

Metabolism regulates our sleep, our appetite, our weight, and our energy levels. We give our Members unmatched insight into their metabolic health by pairing biometric data from highly-researched wearables and lab tests with an intuitive, informative app.



How it works
Continuous Glucose Monitor
Attach the CGM to your upper arm for real-time blood-sugar monitoring. Each sensor lasts 10-14 days (depending on brand). We'll send you a month's supply.
The Levels App
The app syncs with your CGM to read glucose data, offering insights on how lifestyle affects your health. You can even use the app with your own sensors.
Beyond Glucose with Lab Tests
Get tested for key health markers: HbA1c, Fasting Insulin, ApoB, Triglycerides, and Uric Acid. Use the Levels app to access results and health-improvement tips.

Read more about CGMs | Read more about our App | Read more about Labs

Our Long Game



Our brand is aspirational and our current product is marketed towards a premium audience, but that isn't our endgame. Our mission is to solve the metabolic health crisis. The people most at risk of metabolic dysfunction cannot afford regular continuous monitoring devices, so we're working to get the price down as quickly as possible.

Our Master Plan

1. **Build software** – build premium software to quantify the effect of diet on metabolic health.

2. **Expand awareness** – use that money to expand awareness & scientific understanding of metabolic health; build a more affordable product.

3. **Create access** – use *that* money to build the most affordable product reversing metabolic dysfunction.

While this plan is our intention, future accomplishments can't be guaranteed.



Why we're raising a community round

Transparency and openness are core to our company values and culture, but values don't have meaning if they're just slogans on the wall — you have to live them. We're committed to building in public. So, why shouldn't this apply to our funding model, too? Raising from our Members & community is the best way to live out our values.

Business & Operations

We've scaled up our business significantly since our last raise and update. We moved Levels out of beta and became available to the general public.

This allowed us to scale up our membership base and hit some major milestones across the business - highlights include:

- Helped over 60k customers improve their metabolic health
- Shipped over 500k continuous glucose monitors to our customers
- Collected 700m+ glucose data points, the equivalent of over 11,000 years worth of glucose data, and 7.4m food logs



Glucose Monitors Delivered increased 77% from 2022 to 2023 and 2,024% from 2020 to 2023.

Growth





- 📣 **Owned Media & Lifecycle Marketing** – two of our largest perennial levers for consistently driving new member acquisition. We create content and generate interest from prospective customers through our owned media channels, and capture their emails to nurture them through our Lifecycle funnel. Throughout the process and consideration phase, we engage active and prospective customers by creating and distributing content through our owned media channels.

- 📧 **Email Distribution** – we currently have 468k active subscribers on our email list, with average open rates of 68% on our weekly newsletter focused on metabolic health education. Our newsletter is free to access, and our goal is to continuously provide people with educational material about metabolic health, regardless of whether or not they have used our product.

- 📱 **Digital Distribution Channels** – across our digital channels (**Instagram**, **Twitter**, **LinkedIn**, **TikTok**, and **Facebook**), we have an engaged following with 220k+ total followers.

Thought Leadership & Metabolic Health Content

Since 2019, part of our mission has been to educate the world about metabolic health. We continue to publish and openly distribute our metabolic health thought leadership – as written material through our blog, video content through our YouTube channel, and audio content through our two podcast feeds. This is the foundation for many people to learn about the changes they can make to their lifestyle and nutrition habits, impacting health and wellness for decades down the road, even when not wearing a CGM.

In 2022, Levels launched a first of its kind **observational research study** that explores the relationship between blood glucose and food, exercise, age, sex, and other lifestyle patterns. It aims to characterize these patterns alongside continuous glucose information in people without diabetes. So far, more than 30,000 members have signed up to participate making this the largest ever dataset on this topic.

- 📰 **Written Content** – The **Levels Blog** is the largest resource of research-backed information on metabolic health on the web. We currently have more than 500 articles on our blog, with 2M+ people visiting our blog annually.

- 📺 **Video Content** – Through our **YouTube channel**, we have 108k subscribers and videos that have a total of 10M+ views, with 1.6M hours of engagement and watch time on our content.

- 🎙️ **Audio Content** – Our two podcast feeds – *A Whole New Level*, and *Metabolic Insights* – have been listened to 1.5M+ times, with regular guests who are top thought leaders in the world on Metabolic Health.

Earned Media

Earned media has proven to be a consistent lever for driving surges in awareness and interest in Levels to drive top-of-funnel leads. Our team and founders have been on hundreds of the top podcasts in health & wellness, as well as business & entrepreneurship, since starting Levels. As well, Levels has been featured in many Tier-1 media publications, including New York Times, Fast Company, and Wall Street Journal, amongst others.

🎙️ **Example Podcasts**

- **Tim Ferriss**

- **School of Greatness**

- **Acquired**

- **20VC**

- **Doctor's Farmacy**

- **Noah Kagan**

- **Kevin Rose**

🗞 Example Press

- [New York Times]
- [Wall Street Journal]
- [Fast Company]
- [The Generalist]
- [Men's Health]
- [The Verge]

🤳 Example UGC (User Generated Content)



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Let's do this.

Paid Media

The majority of our growth spend is currently invested in partnerships. We choose to work with a handful of top-tier partners who drive sustainable conversions, as opposed to working with many smaller creators who don't have as much impact on driving high-intent leads.

A few of our top partners currently include: Andrew Huberman, Mark Hyman, Shervin Shaikh, Becky Gillaspy, and Bobby Parish.



Product

Our business and operational growth over the past several years has provided a solid foundation for us to continue iterating on an intelligent metabolic health improvement product. We have substantially increased our engineering velocity and output with our lean startup principles and rigorous measurement and evaluation processes.


The Levels App
55-100
Hemoglobin A1c
About this test
LEVELS

Below is a list of recent product highlights and features in development:

- 🧠 **Artificial Intelligence & Data Capture** – We've developed AI-based tools to make meal data collection and synthesis even more intuitive. For example, our AI-powered logging can automatically transform voice notes and photos into ingredients and macronutrient information. We continue to iterate on this feature set and the feedback loops it creates to make logging as seamless and insightful as possible.


Artificial Intelligence and Data Capture
LEVELS

- ➰ **Habit Formation & Feedback Loops** – We've reinforced healthy behaviors and feedback loops by introducing Habit Loops. Customers can set targets for macronutrient intake, sleep, exercise, and other behaviors then we help stay accountable through data integrations, feedback, and rewards. This is a very important step to improve the metabolic health of our customers because it reinforces and builds value from the consistent input of dietary and lifestyle data.


Habit Formation and Feedback Loops
1 h 30 m
Goal: 50 m per day
January 2024
13,092
LEVELS

- 📱 **Try Levels for Free** – By leveraging our data-rich environment and building habit loops we can significantly reduce the cost to our customers of access to metabolic insights. Starting in 2024, our app will become useful on a standalone basis, without the need to purchase a continuous glucose monitor (though we maintain that the insight value of capturing personalized, real-time biometric feedback from a continuous glucose monitor remains powerful). In 2024 we're experimenting with models that allow customers to try Levels for free or continue to use basic app functionality on an ongoing basis with a premium upgrade path. We're excited to roll this out because it has the potential to unlock access for many more people to learn about and improve their metabolic health while enabling viral growth for our business.



- ⚙️ **Glucose Monitors & Biometric Measures** – In Q4 2023 we started offering the newest generation of glucose monitors to our customers (Libre 3, Dexcom G7). These monitors offer a substantial improvement on the previous generation and were very well received by our customers. In 2024 the market for biosensor hardware continues to evolve. Dexcom was recently granted FDA approval for their over-the-counter, broad-use glucose monitor, Stelo. We believe this is the start of a rapid evolution in the device market that will improve access and cost to valuable biometric data across the general population. Levels is the market leader in processing and translating this data into valuable insights and behavior change mechanisms, while coupling with other data sources like labwork - we're well positioned to capitalize on this opportunity.



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Financials

- 📈 **Revenue Growth & Operating Efficiency** – Since 2020, we've grown revenue substantially (by 1,327%) to more than $21m in 2023 (143% compounding annual growth rate). We increased our rate of investment, while achieving significant efficiencies. Our operating loss increased from $2.1m in 2020 to $11.7m in 2023 – during the same period our operating margin improved by 60%, from a loss of 138% in 2020 to a loss of 55% in 2023.





- 🛫 **Runway** – Throughout 2023 we made substantial improvements in operating efficiency - we exited the year with an average monthly operating loss of $0.5m ($5.8m annualized), which is a significant improvement over the full year 2023 result. We expect to increase our rate of investment slightly to $0.6m per month in 2024. **With $15.8m cash on hand, this gives us more than 2 years of runway from December 31, 2023.**

- 💰 **Investors & Market** – We've raised $46m in equity funding to date, backed by leading VC firms including a16z, Trust, and Shrug + our broad network of Crowdfunded investors. We're thrilled to have this backing to pursue a solution to the metabolic health crisis (which costs American taxpayers >$400B per year) as well as taking a share of a $500B+ market opportunity for wellness, wearables and related services.



Team & Culture

- 💪 **Team** – Backing our founders is a talented team of builders and operators with experience establishing and growing world-class companies. The team brings an array of professional experience from companies like Apple, SpaceX, Nike, and Nest among others. We also have a competitive edge, employing competitive national level and professional athletes (including NFL alum). We continue to place focus on building and reinforcing a strong **asynchronous** culture that prioritizes **trust and autonomy, honesty and transparency, experimentation, and velocity & scrappiness.** We are building in public to inspire other asynchronous and remote companies. Additionally, all of our monthly investor updates and weekly team meetings are **published retroactively on our website,** and we share many current memos and strategy documents with candidates, supporters, and our network.

- 🏅 **Advisors** – We've also assembled a truly world class advisory board composed of the biggest names and reputations in the metabolic health space.

